FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of
                     1934

For the month of December, 2001.

     EQUILAR CAPITAL CORPORATION
         (Translation of registrant's name into English)

     25 Toronto Street, Suite 200, Toronto, Ontario, M5C 2R1
         (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F /X/     Form 40-F
                       ---               ---

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes        No /X/
                        ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                           EQUILAR CAPITAL CORPORATION
                           A DEVELOPMENT STAGE COMPANY

                           CONSOLIDATED FINANCIAL STATEMENTS
                           (PREPARED BY MANAGEMENT)
                           (Unaudited)

                           SEPTEMBER 30, 2001

EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED BALANCE SHEETS
(Prepared by Management)
AS AT SEPTEMBER 30, 2001
================================================================================


ASSETS
                                                      Sept. 30,     December 31,
                                                         2001           2000

Current
    Cash                                             $     5,233    $    14,142
    Marketable securities                                 78,373           --
    Sales taxes receivable                                43,284         19,414
    Research and Development tax credit receivable        11,336         11,935
    Prepaid expenses and sundry assets                     3,457          4,755
                                                     -----------    -----------

                                                         141,683         50,246
Capital assets                                            93,648         48,850
                                                     -----------    -----------

                                                     $   235,331    $    99,096
                                                     ===========    ===========

LIABILITIES

Current
    Accounts payable and accrued liabilities         $   144,365    $   172,050
    Long-term debt - current portion                     100,000           --
                                                     -----------    -----------

                                                         244,365        172,050
Long-term debt                                           519,220           --
                                                     -----------    -----------

                                                         763,585        172,050
                                                     -----------    -----------


SHAREHOLDERS' DEFICIENCY

Share capital                                            498,329        252,237
Deficit                                               (1,026,583)      (325,191)
                                                     -----------    -----------

                                                        (528,254)       (72,954)
                                                     -----------    -----------

                                                     $   235,331    $    99,096
                                                     ===========    ===========



Unaudited - See accompanying notes

EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by Management)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
================================================================================

                                   Three Months Ended         Nine Months Ended     Inception to
                                  Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30,    Sept. 30
                                     2001        2000          2001        2000         2001

EXPENSES
    Salaries and benefits       $    86,795    $   --     $   242,636    $   --     $   403,668
    Consulting fees                  43,408        --         150,298        --         266,923
    Office and general               16,195        --          45,775        --          51,432
    Research and development         59,901        --          97,539        --         108,180
    Advertising and promotion          --          --          33,606        --          33,606
    Travel                           21,933        --          46,311        --          55,524
    Professional fees                56,934        --          75,488        --          82,544
    Occupancy                         4,275        --          12,882        --          20,718
    Amortization                      5,272        --          12,931        --          19,716
                                -----------    --------   -----------    --------   -----------

                                    294,713        --         717,466        --       1,042,311
                                -----------    --------   -----------    --------   -----------

NET LOSS                        $  (294,713)   $   --     $  (717,466)   $   --     $(1,042,311)
                                ===========    ========   ===========    ========   ===========

Net loss per common share       $     (0.01)   $   --     $     (0.02)   $   --     $      --
                                ===========    ========   ===========    ========   ===========



Unaudited - See accompanying notes

EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
(Prepared by Management)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
================================================================================


                                                 Three Months Ended             Nine Months Ended        Inception to
                                               Sept. 30,      Sept. 30,       Sept. 30,     Sept. 30,      Sept. 30,
                                                 2001           2000            2001          2000           2001

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
    Net loss                                 $  (294,713)   $      --      $  (717,466)   $      --       (1,042,311)
    Adjustment for item not affecting cash
        Amortization                               5,272           --           12,931           --           19,716
                                             -----------    -----------    -----------    -----------    -----------

                                                (289,441)          --         (704,535)          --       (1,022,595)
        Changes in non-cash working
         capital components
        Accounts payable and
           accrued liabilities                    77,138           --          (27,685)          --          144,365
        Sales tax receivable                     (15,611)          --          (23,870)          --          (43,284)
        Research and development
           tax credit receivable                     476           --              599           --          (11,336)
        Prepaid expenses                             964           --            1,298           --           (3,457)
                                             -----------    -----------    -----------    -----------    -----------

                                                (226,474)          --         (754,193)          --         (936,307)
                                             -----------    -----------    -----------    -----------    -----------

INVESTMENT ACTIVITIES
    Acquisition of capital assets                (18,881)          --          (57,729)          --         (112,480)
    Acquisition of subsidiary                       --             --           30,143           --           30,143
    Sale of marketable securities                   --             --            1,587           --            1,587
                                             -----------    -----------    -----------    -----------    -----------

                                                 (18,881)          --          (25,999)          --          (80,750)
                                             -----------    -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
    Long term debt                               167,246           --          736,936           --          736,936
    Issue of common shares                          --             --           34,347           --          285,354
                                             -----------    -----------    -----------    -----------    -----------

                                                 167,246           --          771,283           --        1,022,290
                                             -----------    -----------    -----------    -----------    -----------

NET INCREASE IN CASH                             (78,109)          --           (8,909)          --            5,233
Cash, beginning of period                         83,342           --           14,142           --             --
                                             -----------    -----------    -----------    -----------    -----------

CASH, END OF PERIOD                          $     5,233    $      --      $     5,233    $      --      $     5,233
                                             ===========    ===========    ===========    ===========    ===========

SUPPLEMENTARY INFORMATION:

Interest paid                                $      --      $      --      $      --      $      --      $      --
                                             ===========    ===========    ===========    ===========    ===========
Income taxes paid                            $      --      $      --      $      --      $      --      $      --
                                             ===========    ===========    ===========    ===========    ===========



Unaudited - See accompanying notes

                                                                          Page 4
EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
================================================================================



1.       ACCOUNTING POLICIES

         The accounting policies and methods followed in preparing these financial statements are those used by Equilar Capital Corporation ("the Company") as set out in the December 31, 2000 audited financial statements. However, the unaudited financial statements for the Nine months ended Sept. 30, 2001 do not conform in all respects to the disclosure and information that is required by generally accepted accounting principles in Canada for annual financial statements. For further information, see the Company's December 31, 2000 audited financial statements.

         The enclosed unaudited financial statements for the nine months ended September 30, 2001 conforms with generally accepted accounting principles in Canada for financial reporting for interim financial reporting.

         In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2001 is not indicative of the results that may be expected for the full year ended December 31, 2001.


2.       BASIS OF CONSOLIDATION

         The consolidated financial statements for the nine-month period ended September 30, 2001 include the accounts of Equilar Capital Corporation ("ECC") and its wholly owned subsidiary, Credit Chip Corporation ("Credit"). All of the issued and outstanding shares of Credit were acquired on January 31, 2001 for the consideration of the issuance of 22,863,702 common shares of ECC and 10,136,298 warrants to acquire 10,136,298 common shares of ECC at $0.50 Canadian per share until January 21, 2003.

         The business combination has been accounted for using the purchase method of accounting known as a "reverse takeover" as the exchange of shares leaves the former shareholders of Credit with the majority of the issued and outstanding shares of ECC. On this basis of accounting, Credit is deemed to be the purchaser, ECC is deemed to be the acquired company and Credit is now the reporting company. The consolidated financial statements include the results of operations of Credit and the operations of ECC since the date of acquisition.

         ECC is deemed to be the acquired and accordingly, its assets and liabilities were recorded at their fair market values on the acquisition date. The acquisition is summarized as follows:


         Current assets                                        $  100,785
         Note receivable                                          126,920
                                                               ----------

                                                               $  227,705
                                                               ==========

         Considerations paid
             22,863,702 common shares                          $  227,705
                                                               ==========

                                                                          Page 5
EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
================================================================================



3.       SEGMENTED INFORMATION

         The Company operates in one industry segment and is engaged in the development of security technology.


4.       CURRENCY

         Unless otherwise disclosed, all figures are stated in U.S. funds.


5.       INCOME TAXES

         At September 30, 2001, the Company's income tax expense was $Nil.


6.       EARNINGS PER SHARE

         The earnings per share figures are calculated using the weighted monthly average number of common shares outstanding during the period. The exercise of warrants would be antidilutive and therefore is not included in this calculation.


7.       SHARE CAPITAL


         Authorized
            Unlimited  number of special shares issuable in
                       series with the designations, privileges
                       and restrictions as assigned by
                       the board of directors
            Unlimited  number of common shares
         Issued
         29,363,702    Common shares                                $    498,329
                                                                   =============


8.       RELATED PARTY TRANSACTIONS

         During the period related parties advanced $416,307 to the company. These advances are without interest and have no specific terms of repayment.


9.       COMPARATIVE FIGURES

         Comparative figures for the consolidated statement of operations and deficit and the consolidated statement of cash flows have not been presented as the the company commenced operations subsequent to the comparative period.

                                                                          Page 6
EQUILAR CAPITAL CORPORATION
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
================================================================================



10.      COMMENTS FOR U.S. READERS

         The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States.

         The Company applies Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense is recognized when options are granted.

         The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.

         The Company's comprehensive income as determined under SFAS No. 130 would not differ from net loss as reported above.

         There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.

                                 Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           EQUILAR CAPITAL CORPORATION
                                  (Registrant)

Date December 7, 2001            By      "Stephane Solis"
                                    -----------------------------
                                           (Signature)*

* Print the name and title of the signing officer under his signature.